Exhibit 14.1

CODE OF ETHICS

FOR

THE BOARD OF DIRECTORS, OFFICERS, AND EMPLOYEES

Introduction

This Code of Ethics for the Board of Directors, Officers, and Employees (“Code of Ethics”) has been approved by the Board of Directors of RGC Resources, Inc. to govern the professional conduct of the Board of Directors, the officers, and employees of RGC Resources, Inc. and its subsidiary companies (any reference to RGC Resources or Company is intended to mean RGC Resources, Inc. and its subsidiary companies; any reference to Directors, officers or employees is intended to include the Directors, officers and employees of RGC Resources, Inc. and its subsidiary companies). This Code of Ethics is designed to deter wrongdoing and to promote honest and ethical conduct. This Code of Ethics is designed to be in compliance with applicable governmental laws, rules, and regulations while providing guidance for fair, full, and timely disclosure with all public and regulatory communications.

Compliance with the Law

The business of RGC Resources will be conducted in full compliance with all applicable laws, rules and regulations at all levels of the government and in all levels of the organization. When it becomes difficult to determine which law, rule, or regulation is applicable or if an interpretation or intent of such a law, rule or regulation is unclear, then the Company’s legal counsel will be consulted before taking action.

Employment Policies

RGC Resources is committed to equal opportunity employment. Directors, officers, and employees are expected to discharge their responsibilities not only in conformity with the laws governing this subject but also in a manner fully consistent with the objectives and intent of the Company’s equal employment opportunity (EEO) policies. All employees and applicants for employment, as well as existing and prospective customers, contractors and suppliers, shall be treated without discrimination based on race, color, religion, sex, pregnancy, veteran status, marital status, childbirth and related medical conditions, lactation, age, national origin, genetic information, gender identity, sexual orientation, or physical or mental disability and all other legally protected classifications.

The Company does not condone and expressly forbids any and all harassment of its employees, acts of favoritism or the support of any hostile environment. RGC Resources strives to provide each employee with a safe and healthy work environment. Each employee has the responsibility for maintaining this safe and healthy workspace by following all employment, safety and health rules, policies and practices, and by promptly reporting all accidents, injuries and unsafe equipment, practices, or conditions, as well as inappropriate conduct that violates the Company’s policies such as its EEO and/or harassment policies. Violence, intimidation, bullying, and threatening behavior will not be permitted.

Employees must report to work free from the influence of, or without a detectable presence in an employee’s system of, alcohol or illegal drugs, including the unlawful use or misuse of legal controlled substances. The use of alcohol or illegal drugs and the misuse of legal controlled substances on Company premises or on Company time will not be tolerated.

The Human Resources department, in conjunction with all levels of management, will be responsible for interpreting and enforcing all workplace conduct rules and policies. Any question concerning employment rules or practices should be directed to the Human Resources department.

Disclosure of Information

RGC Resources will periodically disclose material public information according to the requirements and guidelines set forth for public companies by the Securities and Exchange Commission (“SEC”) and the NASDAQ stock market. Any information that has not been publicly disclosed or which is considered as confidential will be distributed within the Company only on a “need to know” basis. No Director, officer, or employee shall discuss confidential information on a selective basis or use such information to his or her personal advantage or for the benefit of others.

All corporate, customer, shareholder, and supplier information, other than information that is public knowledge as a result of authorized disclosure, is to be considered confidential, privileged and proprietary to RGC Resources at all times during and following an individual’s service on the Board of Directors or employment with the Company. Such information may be used only for official Company business and should be safeguarded at all times. Information concerning a customer, employee, or a particular business transaction may be released externally only in accordance with approved policies, as required by law, or under the advice of legal counsel.

Insider Trading

With respect to RGC Resources common stock, all Directors, officers and employees are required to adhere to the Company’s Insider Trading Policy.

Regulator, Investor, Analyst, and Media Contacts

RGC Resources authorizes only certain employees to discuss the Company and its matters with regulators, investors, analysts, and media representatives. These employees are normally the Chief Executive Officer (CEO) and his designee(s), Chief Financial Officer, and Chief Operating Officer. All other employees must refer all regulatory, investor, analyst, and media contacts to the authorized employees.

All Company communications shall comply with applicable laws, rules and regulations. No authorized spokesperson shall disclose material information to investors, analysts, or media unless such information has been, or is simultaneously being disclosed to the public.

Conflicts of Interest

Business and personal activities of Directors, officers, and employees should be conducted in a way that avoids conflicts of interest for RGC Resources, its customers, its contractors, and its vendors. A conflict of interest will exist whenever an employee or an employee’s family member has an interest in a matter that may influence a decision or impair the impartial judgment that must be exercised in the employee’s responsibilities to the Company. A conflict of interest may also be determined by the public perception of the handling of a matter. No Director, officer or employee may use Company property, information, or opportunity that comes to that employee through their position with the Company for improper personal gain.

No employee may represent the Company in a transaction unless clearly delineated in the employee’s definition of their job duties or otherwise approved by the CEO and/or the Board of Directors. Furthermore, no Director, officer, or employee may represent RGC Resources in any transaction with any person or party in which the Director, officer or employee or a Director’s, officer’s or employee’s family member holds a material financial interest. A material financial interest is defined as 5% or greater ownership. No Director, officer, or employee shall have a material management interest or a material financial interest in any firm that supplies goods or services to the Company unless this transaction is dictated by the acceptance of the lowest responsible bid presented in a competitive bidding process or authorized by the Audit Committee. No Director, officer, or employee shall have a material management interest or a material financial interest in any firm that is considered to be a competitor of the Company. To avoid any such conflicts, the Director, officer, or employee that assumes a material managerial or financial interest in any company must report this interest immediately in writing to the CEO and the Audit Committee.

Directors and officers will be required to report annually in writing all outside business and financial interests that could influence the impartial performance of their duties to RGC Resources. Employees may also be required to make similar disclosures.

Political Interest

Only the CEO is authorized by the Board of Directors to use Company funds or assets to support a candidate for public office in local or state elections. The CEO may delegate such authority to another employee as deemed appropriate. All Directors, officers, and employees that participate in political campaigns do so as individuals and shall not represent the political views of the Company. Directors and employees shall notify the CEO in writing prior to accepting a nomination or appointment to any public office. Because of statutory requirements, service as an elected official might be inappropriate unless assurances have been given that business relations between RGC Resources and the governing body would be prohibited or otherwise controlled and governed by an approved regulatory tariff.

Due to the complexity of all the rules and regulations governing the disclosure of all contacts with all federal and state legislators, only Directors, officers, or employees that are approved by the CEO are authorized to make contacts with local, state, or federal legislators regarding activities related to Company interests.

Gifts

No Director, officer, or employee may accept gifts or favors designed or with the appearance of being designed to influence that individual in the performance of their duties for RGC Resources. This prohibition shall not preclude the acceptance of gifts or favors of small value intended merely to be tokens of respect. Gifts include any type of gratuity, favor, service, discount or price concession, loan, fee, compensation, or anything of monetary value. All such gifts are prohibited except business travel, lodging, entertainment, and meals of reasonable value in the course of meeting or other occasions, the purpose of which is to hold meaningful business discussions, provided that all such expenses would otherwise be paid by the Company if not paid by the other party. Should any Director, officer, or employee receive a prohibited gift or favor, then these gifts or favors should be promptly turned over to the CEO for return or donation to a charitable organization. No Director, officer, employee, or family member may extend or accept a gift or favor of significant value or which does not meet the same criteria applicable to the acceptance of gifts as outlined above.

Loans

In compliance with all federal laws and regulations, the Company shall not directly or indirectly extend credit in the form of a personal or business loan to any Director, officer, or employee.

Accounting Practices

The books of account, financial statements, and records of the Company shall accurately reflect the operations and financial results of the Company and be maintained in accordance with generally accepted accounting principles and the requirements of federal securities laws and regulations. All assets, liabilities, income, and expenses of the Company shall be properly recorded. There shall be no disbursements or receipts of corporate funds outside of the Company’s established accounting system.

Antitrust and Fair Competition

Antitrust laws are very complex and cannot be specifically outlined in this Code of Ethics. Directors, officers, and employees of RGC Resources must comply with the letter and spirit of all applicable laws and must only engage in ethical competition and business practices.

Code of Ethics Compliance

Each Director, officer, and employee is responsible for bringing to the Company’s attention any circumstances that are believed in good faith to be a violation of any of the requirements contained in this Code of Ethics. The Company considers the failure to report any suspected violations to be as serious as the violation itself. Information regarding violations may be submitted to the Company through the whistleblower system or directly to the CEO. The Company will ensure that the Director, officer, or employee with a good faith belief concerning possible violations is protected from any retaliation or adverse action for having reported such a possible violation or having participated in an investigation of such a matter. Every new Director, officer, and employee will be given a copy of this Code of Ethics and will be required to acknowledge acceptance of its terms.

Review of Code of Ethics

The Audit Committee of the Board of Directors shall review this Code of Ethics at least annually and may recommend to the Board of Directors any amendments as it may from time to time determine necessary to promote and maintain high legal, ethical, and moral standards governing the business practices of the Company.

Failure to accept or adhere to this Code of Ethics will be investigated by the Company and/or the Audit Committee. If the Director, officer, or employee is found, after thorough investigation, to have violated this Code, such person may be relieved of his or her duties for the Company or face other disciplinary action.

Paul W. Nester

President & CEO